780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

May 31, 2011

VIA EDGAR

Mr. Marc Thomas

Mr. Hugh West

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

Baylake Corp.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 1-16339

Dear Messrs. Thomas and West:

On behalf of Baylake Corp. (the “Corporation”), this letter is to confirm the telephone exchange on May 27, 2011 between Mr. Thomas and me regarding an extension on the date to respond to the May 17, 2011 Comment Letter from the SEC.  The Corporation will respond to the May 17, 2010 Comment Letter on or before Wednesday, June 15, 2011.  The Corporation requires this additional time to respond due to the technical nature of the comments received and its need to coordinate its response with its independent registered public accounting firm.

Please contact me at (414) 287-9222 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Patrick S. Murphy

Patrick S. Murphy

cc:

Kevin LaLuzerne

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI, AND WASHINGTON DC

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